October 23, 2009

Sachin Adarkar, Esq.
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-147019

Dear Mr. Adarkar:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide us with a complete description of how your portfolio plans operate. In particular, please address:
   - How Prosper selects the notes that will be invested in a particular pre-set portfolio plan based upon an investors selected risk level (balanced, moderate or aggressive). Also, please advise the staff how the interest rate bid on notes selected by Prosper using these forms of portfolio plan.
   - Please provide your analysis supporting your conclusion that the investors' interests in the pre-set portfolio plans did not represent a separate security interest from the component notes.
   - For all portfolio plans, including the plans described in your registration statement, please describe all the steps taken when funds are reinvested in new notes under the portfolio program. In particular, please describe any notice provided to investors prior to or after bids are placed and any opportunity that you provide to investors to

accept or reject notes purchased with reinvested funds. Furthermore, please provide your analysis as to how the investor makes a meaningful investment decision when Prosper reinvests funds that have been deposited into the investor's accounts from payments on other Prosper notes.

Risk Factors
Some of the borrowers on our platform have "subprime" credit ratings…, page 18

2. We note your disclosure that you have facilitated 29,013 borrower loans on your platform since your inception in November 2005 through June 30, 2009. This number is different from the number included in your registration statement that went effective on July10, 2009. Please reconcile this disclosure with the disclosure contained in the "Corporate Information" section on page 3 which states that you did not make borrower loans on your platform during this time period.

3. Please include the delinquency and default rates as of September 30, 2009 or some other recent date.

Prosper Rating Assigned to Listings, page 41

4. We note that you have represented that you will periodically update the ratings assigned to listings. Given the economic climate, please update the information in the tables on page 57-61 to reflect September 30, 2009 information and consider updating your rating data accordingly.

Transactions with Related Persons, page 87

5. Please tell the staff how the delinquency rates of the notes purchased by related persons compare to the average for each borrower category.

Principal Securityholders, page 89

6. We note that you have disclaimed beneficial ownership in instances where officers and directors have, or share, voting and investment power. Please provide your analysis in light of Rule 13d-3 under the Exchange Act. In addition, please confirm that all relationships between officers and directors and the entities listed in this table have been disclosed.

7. Please revise footnote 12 to reflect the ownership of Omidyar Network Fund.

<u>The Division of Investment Management has asked us to deliver the following comment:</u>

8. Please explain whether Prosper Marketplace Inc. ("Prosper") will register as an investment adviser under the Investment Advisers Act of 1940 in light of Prosper's construction of the model portfolio plans that correspond to certain risk levels and estimated returns (see http://www.prosper.com/invest/portfolio_plans.aspx), and Prosper's statements about the advisability for investing in various types of asset classes (e.g., stocks and bonds) as compared to investing in Notes, as that term is defined in the S-1/A. In addition, please explain how the portfolio plans described on Prosper's website do not meet the definition of "investment company" under the Investment Company Act of 1940.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Holly Hunter-Cici at (202) 551-6869 with any questions about the You may contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Facsimile (303) 592-1510
Whitney A. Holmes, Esq.
Brian D. Lewandowski, Esq.
Morrison & Foerster LLP
370 17th Street, Suite 5200
Denver, Colorado 80202